September 8, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C.  20549

Re:	Request for Deletion of File No. 811-01056 filed under the Investment Company Act of 1940
Filer:	CAPITAL SOUTHWEST CORPORATION (CIK: 0000017313)
Accession number:	0001567619-17-001886
Filing Date:	September 8, 2017

To whom it may concern:

On September 8, 2017, we filed a Registration Statement on Form N-2 (File Nos. 333-220385 and 811-01056) (the “N-2”) with the Securities and Exchange Commission (the “Commission”).  The N-2 should have been filed solely under the Securities Act of 1933 (the “ Securities Act”). Due to an error by our EDGAR filing agent, the N-2 was filed under both the Securities Act and the Investment Company Act of 1940. In an effort to avoid confusion to the public, we hereby respectfully request that the Commission delete and remove File No. 811-01056 (the “1940 Act Filing”).

For the avoidance of doubt, we would like to maintain File No. 333-220385 filed under the Securities Act, accession number 0001567619-17-001886. Any assistance you could provide in expediting this deletion and removal would be greatly appreciated.  Should you have any questions regarding the N-2 or the 1940 Act Filing, please do not hesitate to contact me at (214) 884-3829.

Very truly yours,

/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer, Secretary and Treasurer